Exhibit 99.1

Sweden's FVG to Add 400 Bi-Fuel Volvo Cars to its Taxi Fleet

~ Volvo V70 Bi-Fuel to be Deployed Nationwide in Sweden ~

VANCOUVER and GÖTEBORG, Sweden, Nov. 9, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, together with Volvo Car Sverige and Upplands Motor, announced today that Sweden-based Fågelviksgruppen (FVG) has signed an agreement covering the purchase of 400 Volvo V70 Bi-Fuel taxis with Westport technology and fuel systems including options to purchase up to 240 more. Orders for the first 200 vehicles have been received for delivery beginning this year and completion planned for the end of February 2016. Westport expects the balance to be delivered by the third quarter 2016.

"FVG is committed to reduce its environmental footprint. We have evaluated several different environmentally friendly cars and found that Volvo Bi-Fuel is a very attractive and a right choice as a taxi vehicle," says Ole Oftedal, CEO of FVG.

FVG operates 6,000 taxis in fleets such as TaxiKurir, Taxi 020, Taxi Skåne, and TaxisNorge. Currently, older bi-fuel Volvo cars are used by fleets in the Stockholm area, but the new taxis will be deployed throughout the country.

"The Volvo V70 is already recognized as one of the top-selling taxi vehicles in Sweden. The new 2016 Volvo V70 Bi-Fuel offers fleets like FVG's the reliability and fuel economy of the latest Volvo powertrain technology with the emissions benefits they seek," says Per-Inge Kruse, Customer Director of Westport.

The 2016 Volvo V70 Bi-Fuel, capable of operating on compressed natural gas or petrol/gasoline, is based on Volvo's new two-litre, direct injection, four-cylinder Drive-E powertrain family. Featuring Westport technology integrated with the powertrain including Westport components and engine management system, the engine offers 245 horsepower and 350NM in torque with emissions in the V70 model as low as 41g CO2/km (according to the Swedish Transport Administration's calculation method for biomethane).

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the delivery dates for the referenced vehicles,  demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, Westport, T: +1 604-718-2011, media@westport.com; Sales Inquiries - Europe: Per-Inge Kruse, Customer Director, Westport, T: +46 (0) 31 757 8533, pkruse@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 09-NOV-15